AMERICAN FIDELITY ASSURANCE COMPANY

9000 Cameron Parkway, Oklahoma City, Oklahoma 73114

Amendment Rider

This rider is a part of the policy to which it is attached. It is subject to all the provisions of the policy that are not in conflict the provisions of this rider. This rider will terminate on the same date as the policy to which it is attached.

The WITHDRAWAL CHARGE provision on page 8 of your policy has been removed in its entirety, along with any additional references in the policy or riders attached to your policy.

AAMD55